UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VOXX INTERNATIONAL CORPORATION
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

91829F104
(CUSIP Number)

Steve Downing
Chief Executive Officer
Gentex Corporation
600 North Centennial Street
Zeeland, Michigan 49464
(616) 772-1800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 91829F104		Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Gentex Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,743,808
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,743,808
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,743,808
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.55% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) This percentage is calculated based upon 20,384,193 shares of the Issuer’s Class A Common Stock reported to be outstanding as of October 6, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 10, 2023.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, $0.01 par value (“Class A Common Stock”), of Voxx International Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2351 J Lawson Blvd., Orlando, Florida 32824.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Gentex Corporation, a Michigan corporation (“Gentex”).

(b) The business address for Gentex is 600 North Centennial Street, Zeeland, Michigan, 49464.

(c) Gentex is engaged in the business of designing, developing manufacturing, marketing and supplying digital vision, connected car, dimmable glass and fire protection products.

Set forth on Schedule A to this Schedule 13D are the present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted for the directors and executive officers of Gentex required to be listed on Schedule A.

(d) During the last five years, neither Gentex nor, to the best knowledge of Gentex, any of the directors and executive officers identified on Schedule A to this Schedule 13D, have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) Except as set forth below, during the last five years, neither Gentex, nor to the best knowledge of Gentex, any of the directors and executive officers identified on Schedule A to this Schedule 13D, have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

On February 7, 2023, without admitting or denying the SEC’s findings in the applicable matter, Gentex and Kevin Nash, Gentex’s Chief Financial Officer, consented to the entry of an administrative civil cease-and-desist order by the SEC (the “Order”) with respect to certain violations of the federal securities laws in the third quarter of 2015 through the second quarter of 2018 (the “Relevant Period”). Gentex agreed to pay a civil monetary penalty of $4.0 million and Nash agreed to pay a civil monetary penalty of $75,000.

In summary, the Order stated that, during the Relevant Period and in violation of certain federal securities laws, Gentex had deficiencies in its accounting for its employee bonus compensation programs and failed to maintain accurate books and records and sufficient internal accounting controls, and while serving as Chief Accounting Officer, Nash did not sufficiently document the bases for certain accounting entries. Gentex refers the reader to the Order for further details.

(f) The jurisdiction of organization of Gentex is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule A is set forth on Schedule A.

Item 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 4 below is incorporated herein by reference.

Gentex used approximately $15,687,500 from its working capital to purchase the Tranche 1 Shares (as defined below) on October 6, 2023 as described herein.

Item 4. Purpose of Transaction

On October 6, 2023, Gentex entered into the Stock Purchase Agreement (the “Stock Purchase Agreement”) with Avalon Park International LLC and Avalon Park Group Holding AG (together, the “Sellers”) pursuant to which Gentex agreed to acquire up to 3,137,500 shares of Class A Common Stock (the “Purchased Shares”). Gentex agreed to purchase the Purchased Shares in two tranches: (1) on October 6, 2023 (the “Tranche 1 Settlement Date”), Gentex purchased 1,568,750 shares of Class A Common Stock (the “Tranche 1 Shares”) at a price of $10 per share, and (2) on January 5, 2023 (the “Tranche 2 Settlement Date”), Gentex is expected to purchase up to 1,568,750 shares of Class A Common Stock (the “Tranche 2 Shares”) at a purchase price (the “Tranche 2 Purchase Consideration”) based on the volume weighted average closing price per share of Class A Common Stock on The Nasdaq Stock Market LLC during the 20 trading day period ending on the last trading day immediately prior to the Tranche 2 Settlement Date (the “20-day VWAP”). The purchase by Gentex of the Tranche 2 Shares is subject to the condition that the Tranche 2 Purchase Consideration be at least $7.00 per share of Class A Common Stock, in addition to certain other customary conditions.

Gentex purchased the Tranche 1 Shares and expects to purchase the Tranche 2 Shares for investment purposes. Other than (1) as described herein and (2) that Steve Downing, chief executive officer of Gentex, currently serves as a director of the Issuer, neither Gentex, nor any of the directors and executive officers identified on Schedule A to this Schedule 13D, has any current plans or proposals that relate to or would result in any of the matters listed in Items 4(a) to 4(j) of Schedule 13D, but Gentex will evaluate its options in the future. Gentex reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5. Interest in Securities of the Issuer
The information set forth in or incorporated by reference in Items 2, 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) See responses to Items 11 and 13 on the cover page of this Schedule 13D.

(b) Gentex has sole power to vote and dispose of the securities of the Issuer held by it.

(c) Since August 12, 2023, Gentex made the following purchases of shares of Class A Common Stock:

Trade Date	Amount of Shares	Price per Share	Per Share Price Range*	Where/How Effected
8/16/2023	10,000	$7.842	$7.78 - $7.85	Open Market
8/17/2023	10,000	$7.898	$7.85 - $8.11	Open Market
8/18/2023	10,000	$8.41	$8.03 - $8.65	Open Market
8/21/2023	5,000	$8.65	N/A	Open Market

*Gentex undertakes to provide (upon request by the SEC staff, the Issuer or a security holder of the Issuer) full information regarding the number of shares purchased at each separate price.

(d) Not applicable

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Gentex and the Sellers entered into the Stock Purchase Agreement in connection with the purchase by Gentex of the Purchased Shares. A description of the material terms of the Stock Purchase Agreement is set forth in Item 4 of this Schedule 13D, and a copy of the Stock Purchase Agreement is filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
1	Stock Purchase Agreement by and among Gentex Corporation, Avalon Park International LLC and Avalon Park Group Holding AG, dated as of October 4, 2023.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2023	Gentex Corporation

	By:	/s/ Kevin C Nash
	Name:	Kevin C. Nash
	Title:	Chief Financial Officer

Schedule A
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Gentex Corporation

Executive Officers and Directors of Gentex

The business address of each director and executive officer is c/o Gentex Corporation, 600 North Centennial Street, Zeeland, Michigan, 49464. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Steve Downing Chief Executive Officer and Director	President and Chief Executive Officer, Gentex
Joseph Anderson Director	Majority Owner, Chairman and Chief Executive Officer of TAG Holdings, LLC
Leslie Brown Director	Owner and Chairperson, Metal Flow Corporation
Garth Deur Director	Managing Director, Iroquois Ventures LLC
Gary Goode Director	Chairman, Titan Distribution LLC
Richard Schaum Director	General Manager, 3rd Horizon Associates LLC
Kathleen Starkoff Director	President and Chief Executive Officer, Orange Star Consulting
Brian Walker Director	Partner – Strategic Operations, Huron Capital
Dr. Ling Zang Director	Professor, University of Utah
Neil Boehm Chief Technology Officer and Vice President, Engineering	Chief Technology Officer, and Vice President, Engineering Gentex
Kevin Nash Chief Financial Officer, Treasurer and Vice President, Finance	Chief Financial Officer, Treasurer and Vice President, Finance, Gentex
Matthew Chiodo Chief Sales Officer and Senior Vice President, Sales	Chief Sales Officer and Senior Vice President, Sales, Gentex
Scott Ryan Vice President, General Counsel and Corporate Secretary	Vice President, General Counsel and Corporate Secretary, Gentex